VIA EDGAR TRANSMISSION

October 21, 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-0306

Attn: Ms. Sara Hirsch

Re: MAI Systems Corporation; Request for Withdrawal of Three (3) Registration Statements on Form S-3 File Nos. 333-14947 (filed October 28, 1996); 333-23449 (filed March 17, 1997); and 333-23837 (filed March 24, 1997)

Dear Ms. Hirsch:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, MAI Systems Corporation (the “Registrant”), a Delaware corporation, hereby requests withdrawal of its Registration Statements on Form S-3, SEC File Nos. 333-14947 (filed October 28, 1996); 333-23449 (filed March 17, 1997); and 333-23837 (filed March 24, 1997) 1997 (the “Registration Statements”). No shares of Common Stock of the Registrant have been issued or sold under the Registration Statements.

The Registrant further requests that, pursuant to Rule 477(c), an order with the date of grant of the request for withdrawal be included in the file for the Registration Statements on Form S-3 in the following manner: “Withdrawn upon the request of the Registrant, the Commission consenting thereto.”

If you have any questions or comments or require further information or documentation regarding this application, please contact the undersigned at (949)598-6404.

Sincerely,

MAI Systems Corporation

By:/s/James W. Dolan
Chief Financial and Chief Operating Officer

cc: David M. Griffith, Esq.
W. Brian Kretzmer